UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42523

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GCL Global Holdings Ltd

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29 Tai Seng Ave., #02-01
Singapore 534119
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

In connection with the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 9:00 a.m., Singapore time, on August 7, 2026, by GCL Global Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands, attached hereto and incorporated by reference herein are the notice and proxy statement of the Meeting and the form of proxy card, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated July 23, 2026 for Extraordinary General Meeting scheduled to be held on August 7, 2026
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2026

GCL Global Holdings Ltd.
By:	/s/ Sebastian Toke
Name:	Sebastian Toke
Title:	Group CEO